[First Advantage Bancorp Letterhead]

August 27, 2010

Via EDGAR

Mark Webb
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:     First Advantage Bancorp
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Quarters Ended March 31, 2010 and June 30, 2010
Sec File No. 001-33682

Dear Mr. Webb:

First Advantage Bancorp respectfully requests an extension until Friday, September 10, 2010 to respond to the Staff’s comment letter dated August 13, 2010 with respect to the above referenced filings.

Please contact the undersigned at (931) 920-1503 if you have any questions.

Sincerely,

/s/ Patrick C. Greenwell

Patrick C. Greenwell
Chief Financial Officer

cc:       Rebekah Moore, SEC
Eric Envall, SEC